UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

9 November 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA NORTH EAST PETROLEUM HOLDINGS LIMITED

File No. 1-34378 -- CF# 27312

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CHINA NORTH EAST PETROLEUM HOLDINGS LIMITED submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2011.

Based on representations by CHINA NORTH EAST PETROLEUM HOLDINGS LIMITED that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 18, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel